NEW CENTURY CYBER TECHNOLOGIES, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

September 27, 2017



Independent Accountant's Review Report

To Management
New Century Cyber Technologies, Inc.
Woodland Hills, CA

We have reviewed the accompanying balance sheet of New Century Cyber Technologies, Inc. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 27, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEW CENTURY CYBER TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2016
_____

ASSETS

CURRENT ASSETS

Cash	$	1,002
Inventory		3,119
TOTAL CURRENT ASSETS		4,121

NON-CURRENT ASSETS

Property & Equipment	81,818
Software	4,739
Less: Accumulated Depreciation & Amortization	(28,938)
Other Assets	3,260
TOTAL NON-CURRENT ASSETS	60,878
TOTAL ASSETS	64,999

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	44,821
TOTAL CURRENT LIABILITIES	44,821

NON-CURRENT LIABILITIES

Loans from Shareholder	88,763
TOTAL LIABILITIES	133,584

SHAREHOLDERS' EQUITY

Capital Stock (1,000 shares authorized, issued, and outstanding. $1 par value)	1,000
Additional Paid in Capital	54,536
Retained Earnings (Deficit)	(124,121)
TOTAL SHAREHOLDERS' EQUITY	(68,585)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 64,999

Unaudited- See accompanying notes.   1

NEW CENTURY CYBER TECHNOLOGIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Operating Income		
Sales	$	57,946
Cost of Sales		(45,925)
Gross Profit		12,021
Operating Expense		
General & Administrative		29,742
Advertsing & Marketing		19,067
Rent & Lease		14,395
Depreciation & Amortization Expense		3,821
Legal & Professional Services		1,296
Repairs & Maintenance		94
		68,416
Net Income	$	(56,396)

NEW CENTURY CYBER TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$ (56,396)
Depreciation & Amortization	3,821
Change in Inventory	26,330
Change in Other Assets	(3,260)
Change in Accounts Payable	44,821
Net Cash Flows From Operating Activities	15,316

Cash Flows From Investing Activities

Purchase of Property & Equipment	(14,405)
Net Cash Flows From Investing Activities	(14,405)

Cash Flows From Financing Activities

Issuance of Common Stock	1,000
Additional Paid in Capital	54,536
Change in Prior Year Contributed Capital	(55,536)
Net Cash Flows From Financing Activities	-

Cash at Beginning of Period	90
Net Increase (Decrease) In Cash	911
Cash at End of Period	$ 1,002

NEW CENTURY CYBER TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

New Century Cyber Technologies, Inc. ("the Company") is a corporation organized under the laws of the States of Nevada, and California. Prior to August of 2017, the Company was known as Siberian Cyber, Inc. The Company designs and manufactures computer-integrated desks, along with other modernized equipment options, to help customize a consumer's work and living space.

The Company will conduct an equity crowdfund campaign during the fourth quarter of 2017. The Company's ability to continue as a going concern, or to achieve management's other objectives, may depend on the success of the equity crowdfund campaign.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Due to the Company converting into a corporation in 2016, the basis of presenting the financial statements will reflect that of a corporation's.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists primarily of component materials for the Company's products, work in progress, and finished product. The Company tracks inventory under the average cost method. Management believes that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements as an allowance for worthless inventory.

Depreciation & Amortization

The Company depreciates property and equipment using the double declining balance method and amortizes software using the straight-line method.

As of 2016, the Company recognized software assets in the amount of $4,739, which will be amortized over an estimated use life of 36 months for each asset. Amortization expense for the period was $1,579, and accumulated amortization as of period's end was $4,490.

Revenue Recognition

Revenue is recognized when goods are shipped. Shipping and handling costs are included in Cost of Sales.

Advertising Costs

Non-direct response advertising costs are expensed as incurred.

Rent Expense

During 2016, the Company occupied office space under a month-to-month operating lease. There are no future minimum payments due under the lease.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Nevada and California. The Company incurred a net operating loss during tax year 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with the net operating loss carryforward, no allowance has been recognized in the financial statements to account for it. The Company's federal tax filing for 2016 will be subject to review by the Internal Revenue Service until 2020. The Company's Nevada Annual Report will be subject to review by that State until 2020.

The Company is subject to tax filing requirements in the State of California. The Company's California income tax filings for 2014, 2015, and 2016 will be subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C- RELATED PARTY TRANSACTIONS

In 2015, the Company received loans totaling approximately $88,763 from the President & CEO. These loans are considered related party loans with informal terms not specifying any maturity date, rate of interest, or security interest in the Company's assets. The loans are payable at a future date to be determined by management.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 27, 2017, the date that the financial statements were available to be issued.